SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          BIOSOURCE INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


            DELAWARE                                            77-0340829
(State of incorporation or organization)                      (IRS Employer
                                                             Identification No.)


 820 FLYNN ROAD, CAMARILLO, CALIFORNIA                              93012
(Address of principal executive officer)                         (Zip Code)



If this Form relates to the registration    If this Form relates to the
of a class of securities pursuant to        registration of a class of
Section 12(b) of the Exchange Act and is    securities pursuant to Section 12(g)
effective pursuant to General Instruction   of the Exchange Act and is effective
A.(c), please check the following box.      pursuant to General Instruction
| |                                         A.(d), please check the following
                                            box. |X|


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

        Title of each class                    Name of each exchange on which
        to be so registered                    each class is to be registered
        -------------------                    ------------------------------

  Preferred Stock Purchase Rights                           None


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Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

       On February 16, 1999, the Board of Directors of Biosource International, Inc. (the "COMPANY") adopted a Stockholder Rights Plan (the "RIGHTS PLAN"). The purpose of the Rights Plan is to deter certain coercive takeover tactics and enable the Board of Directors to represent effectively the interests of stockholders in the event of a takeover attempt. The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its stockholders.

       To implement the Rights Plan the Board of Directors declared a dividend of one preferred share purchase right (a "RIGHT") for each outstanding share of common stock (the "COMMON SHARES") of the Company. The dividend will be paid on March 2, 1999 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock of the Company, par value $.001 per share (the "PREFERRED SHARES"), at a price of $24.50 per one one-thousandth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "RIGHTS AGREEMENT") between the Company and U.S. Stock Transfer & Trust Corporation, as Rights Agent.

RIGHTS ATTACH TO COMMON SHARES INITIALLY

       Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all Common Shares and no separate Rights certificates will be issued. During this initial period,

       o      the Rights are not exercisable;

       o the Rights are transferred with the Common Shares and are not transferable separately from the Common Shares;

       o new Common Share certificates or book entry shares issued will contain a notation incorporating the Rights Agreement by reference; and

       o the transfer of any Common Shares will also constitute the transfer of the Rights associated with those Common Shares.

DISTRIBUTION OF RIGHTS

       Separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares on the "DISTRIBUTION DATE." The Distribution Date is the earlier to occur of the following three events (or such later date as may be determined by the Board of Directors):

       o the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding Common Shares (thereby becoming an "ACQUIRING PERSON" under the Rights Plan); or

       o the tenth day after the commencement of a tender offer or exchange offer, or an announcement of a person's intent to commence a tender or exchange offer, that would result in a person or group beneficially owning 15% or more of the outstanding Common Shares; or

       o the tenth day after the filing by any person of a registration statement with respect to a contemplated exchange offer to acquire beneficial ownership of 15% or more of the outstanding Common Shares.

       Acquisitions by the following persons will not result in the person becoming an Acquiring Person: The Company, any subsidiary or employee benefit plan of the Company.

       After the Distribution Date, the Rights will be tradable separately from the Common Shares. After the Distribution Date and after the Company's right to redeem (as described below) has expired, the Rights will be exercisable in two different ways depending on the circumstances as set forth below.


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



RIGHT TO PURCHASE COMPANY STOCK

       Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share that may be purchased upon exercise of each Right should approximate the value of one Common Share. For convenience, the discussion relating to the Right to Purchase Company Stock and the Right to Purchase Acquiring Person Stock, each immediately below, is expressed in terms of the exercise of a Right to purchase Common Shares.

       If a person or group acquires 15% or more of the outstanding Common Shares (thereby becoming an Acquiring Person) and the Company's redemption right has expired, each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, Common Shares having a value equal to two times the exercise price of the Right. In other words, the Rights holders other than the Acquiring Person may purchase Common Shares at a 50% discount.

       For example, at the exercise price of $24.50 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $49.00 worth of Common Shares (or other consideration, as noted above) for $24.50. Assuming a value of $3.00 per Common Share at such time, the holder of each valid Right would be entitled to purchase 16 Common Shares for $24.50.

RIGHT TO PURCHASE ACQUIRING PERSON STOCK

       Alternatively, if, in a transaction not approved by the Board of Directors, the Company is acquired in a merger or other business combination or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, and the Company's redemption right has expired, proper provision will be made so that each holder of a Right will thereafter have the right to purchase, upon exercise, that number of shares of common stock of the acquiring company as have a market value of two times the exercise price of the Right. In other words, a Rights holder may purchase the acquiring company's common stock at a 50% discount.

EXCHANGE OF COMPANY STOCK FOR RIGHTS

       At any time after any person or group becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will have become void), in whole or in part, for Common Shares for consideration per Right consisting of one-half of the securities that otherwise would be issuable.

REDEMPTION

       The Rights are redeemable by the Company, in whole but not in part, at a price of $.001 per Right at any time up to and including the tenth day after the time that a person or a group has become an Acquiring Person, subject to extension of this redemption period by the Board of Directors. Immediately upon redemption, the right to exercise will terminate and the only right of holders will be to receive the redemption price.

EXPIRATION OF RIGHTS

       The Rights will expire on January 31, 2009 unless the expiration date is extended by amendment as described below or unless the Rights are earlier redeemed or exchanged by the Company as described above.

AMENDMENTS

       Prior to a Distribution Date, the terms of the Rights may be amended by the Board of Directors in its discretion without the consent of the Rights holders. After a Distribution Date, the Board of Directors may, subject to certain limitations, amend the Rights Agreement to clarify or resolve any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement or to make other changes that do not adversely affect the interests of the Rights holders (excluding the interests of Acquiring Persons).


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


MISCELLANEOUS

       The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances.

       Until a Right is exercised, a Rights holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

       A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A dated March 1, 1999. A copy of the Rights Agreement is available to Rights holders free of charge upon request to the Corporate Secretary of the Company.

       This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.


Item 2.   EXHIBITS.

            1. Rights Agreement, dated as of February 25, 1999, between the Company and U.S. Stock Transfer & Trust Company, as Rights Agent.

            2. Certificate of Designation of Rights, Preferences and Privileges of Preferred Stock (Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).

            3. Form of Right Certificate (Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).

            4. Summary of Share Purchase Rights (Exhibit C to the Rights Agreement filed as Exhibit 1 hereto).


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


                                    SIGNATURE



       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                           BIOSOURCE INTERNATIONAL, INC.



Date:  February 25, 1999                   By:   /S/ LARRY MAY
                                                ---------------------------
                                           Name:  Larry May
                                           Title: Chief Financial Officer


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


                                  EXHIBIT INDEX


EXHIBIT                                                                 PAGE NO.
-------                                                                 -------

 1. Rights Agreement, dated as of February 25, 1999, between the Company and American Stock Transfer & Trust
          Corporation, as Rights Agent.

 2.       Certificate of Designation of Rights, Preferences and
          Privileges of Preferred Stock (Exhibit A to the Rights
          Agreement filed as Exhibit 1 hereto).

 3.       Form of Right Certificate (Exhibit B to the Rights
          Agreement filed as Exhibit 1 hereto).

 4.       Summary of Share Purchase Rights (Exhibit C to the
          Rights Agreement filed as Exhibit 1 hereto).


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